UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INDIVIOR PLC
(Name of Issuer)

Ordinary Shares, $0.50 nominal value per share
(Title of Class of Securities)

G4766E116
(CUSIP Number)

Richard Ting
General Counsel & Managing Director
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes’).

1	NAMES OF REPORTING PERSONS
Oaktree Value Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,545,556

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,545,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,545,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1)
Calculated based on 127,219,020 Ordinary Shares outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree London Liquid Value Opportunities Fund (VOF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,351,370

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,351,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,351,370

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Phoenix Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
268,780

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
268,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
268,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,356,274

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,356,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,356,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,165,706

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,165,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,165,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,521,980

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,521,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,521,980

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,521,980

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,521,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,521,980

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,521,980

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,521,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,521,980

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 127,219,020 Ordinary Shares, outstanding as of November 1, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on November 1, 2024.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D, originally filed on October 2, 2024 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Except as set forth herein, the Original Schedule 13D remains in full force and effect.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended to incorporate the following at the end thereof:

On November 6, 2024, OC Management sent a letter to the board of directors of the Issuer (the “Board”) expressing concern with the Issuer’s underperformance over 1, 2 and 3-year periods, and the over 50% drop in the Issuer’s stock price over the past year. OC Management highlighted notable strategic and communications problems at the Issuer, including failures to address competition to the Issuer’s core product Sublocade and guidance reductions, which have exacerbated investor concerns around the Issuer’s strategy and the Board’s willingness and ability to hold management accountable. OC Management urged the Board to address these issues immediately and work with OC Management on refreshing the Board with directors who are committed to taking all steps necessary to improve shareholder value and hold management accountable as they seek to address the Issuer’s performance. OC Management expressed its interest in working constructively with the Board, but noted that it is evident that shareholders are extremely concerned about the Issuer’s performance and direction and would support action to effectuate change if necessary. A copy of the letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) of the Original Schedule 13D are hereby amended and restated as follows:

(a), (b)

The information set forth in rows (7) through (11) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate of 9,521,980 shares of Common Stock, representing 7.5% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 127,219,020 Ordinary Shares outstanding as reported by the Issuer in its Form 6-K filed with the SEC on November 1, 2024.

In this regard, OVO Fund is the direct holder of 5,545,556 Ordinary Shares. VOF Fund is the direct holder of 2,351,370 Ordinary Shares. OPI Fund is the direct holder of 268,780 Ordinary Shares. OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 1,356,274 Ordinary Shares. Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 8,165,706 Ordinary Shares. OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and as such may be deemed to beneficially own an aggregate of 9,521,980 Ordinary Shares. OC Group Holdings is the indirect owner of the Class B Units of OC Holdings, and as such may be deemed to beneficially own an aggregate of 9,521,980 Ordinary Shares. Such amounts include an aggregate of 146,560 Ordinary Shares, representing 0.1% of the then-outstanding Common Shares, which were acquired on the London Stock Exchange prior to filing of the Original Schedule 13D but were inadvertently omitted from such filing. Brookfield is the indirect owner of the Class A1 Units OC Holdings, and as such may be deemed to beneficially own an aggregate of 9,521,980 Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.

Item 7.	Material to be Filed as Exhibits

Exhibit 24.1	Joint Filing Agreement, dated as of October 3, 2024, by and among the Reporting Persons, incorporated by reference to Exhibit 24.1 to the Schedule 13D.

Exhibit 1	Letter, dated November 6, 2024, to the Board of Directors of the Issuer from Oaktree Capital Management, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Authorized Signatory

OAKTREE LONDON LIQUID VALUE OPPORTUNITIES FUND (VOF), L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE PHOENIX INVESTMENT FUND, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory